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WRITER'S DIRECT LINE

202 682-7296

August 1, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
<u>Commission File Number 82-4908</u>

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MR. B.J. POWER

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

SALE OF ERIN AND RODGERS BY GREENCORE

GREENCORE GROUP plc ("GREENCORE") ANNOUNCES TODAY THAT IT HAS REACHED AGREEMENT FOR THE SALE OF ITS SUBSIDIARIES ERIN FOODS LIMITED, ERIN FOODS MANUFACTURING LIMITED (TOGETHER "ERIN") AND WILLIAM RODGERS (FOODS) LIMITED ("RODGERS") TO CAMPBELL SOUP COMPANY ("CAMPBELL"). THE TRANSACTION IS SUBJECT TO THE RECEIPT OF REGULATORY AND OTHER APPROVALS.

ERIN, WHICH IS BASED IN THURLES, IRELAND, MANUFACTURES A RANGE OF BRANDED AND OWN LABEL DRIED SOUPS, SAUCES AND SNACK MEALS. RODGERS, WHICH IS BASED IN KIRBY-IN-ASHFIELD, UK, MANUFACTURES PASTA IN SAUCE AND SAVORY RICE AND A VARIETY OF DRIED PACKAGED GROCERIES IN PRIVATE LABEL FORMATS.

THE CONSIDERATION RECEIVABLE IS €27,165,238 FOR THE ISSUED SHARE CAPITAL OF ERIN AND RODGERS ON A CASH FREE AND DEBT FREE BASIS. ERIN AND RODGERS MADE PROFIT BEFORE TAX AND LOSSES ON DISPOSAL OF A SUBSIDIARY OF €3,457,000 IN THE YEAR ENDED 28 SEPTEMBER, 2001.

THE VALUE OF THE NET ASSETS OF ERIN AND RODGERS AS AT THE DATE OF THEIR LAST AUDITED ACCOUNTS, 28TH SEPTEMBER 2001, AMOUNTED TO €18,530,000. THE PROCEEDS RECEIVED BY GREENCORE WILL BE USED IN THE FIRST INSTANCE TO REDUCE INDEBTEDNESS.

COMMENTING ON THE SALE, GREENCORE'S CHIEF EXECUTIVE, DAVID DILGER SAID "WE ARE VERY PLEASED TO HAVE CONCLUDED THIS TRANSACTION WITH CAMPBELL. THIS ENABLES GREENCORE TO CONTINUE TO SHARPEN THE FOCUS OF OUR FOOD BUSINESSES ON FASTER GROWING CHILLED AND CONVENIENCE CATEGORIES WHILE, AT THE SAME TIME, ERIN FOODS WILL SIGNIFICANTLY BENEFIT FROM BECOMING A PART OF THE WORLD'S LEADING SOUP COMPANY".

B.J. POWER
DIRECTOR & SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,

GREENCORE GROUP PLC

CONTACT: CONOR O'LEARY
TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Caroline Bergin appointed Group Company Secretary of Greencore Group plc

Caroline Bergin was today (26th July, 2002) appointed Group Company Secretary of Greencore Group plc ("Greencore"). She replaces Ben Power who retires from the position. Ben Power remains on the Greencore Board, as a Non Executive Director, until the end of the current calendar year.

Caroline Bergin (41) previously held the position of Deputy Group Secretary and Solicitor. She joined Greencore in 1991 as Company Solicitor from A. & L. Goodbody. She graduated from UCD in 1982 with a Degree in Economics and Politics and qualified as a Solicitor in 1988.

C. O'LEARY
GROUP SECRETARIAT

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

26th July, 2002.

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE +353 1 605 1004
FAX +353 1 605 1104

Greencore Group plc ("Greencore") has received a notification today from Mr. P.T. Kennedy, Director, that he acquired 130 Ordinary Shares in Greencore at €2.85 per share on 30 July, 2002 through Greencore's Dividend Reinvestment Scheme. This brings his shareholding in Greencore to 10,809.

Greencore has also received a notification today from Mr. A.D. Barry, Director that he acquired 5 Ordinary Shares in Greencore at €2.85 per share on 30 July, 2002 through Greencore's Dividend Reinvestment Scheme. This brings his shareholding in Greencore to 396.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

31 July 2002